UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

FORM 12b-25

Notification of Late Filing

SEC File Number: 000-51841

CUSIP number: 83437G 10 3

Check One:  [ X ]  Form 10-K  [     ]  Form 20-F   [     ]  Form 11-K
                      [     ]  Form 10-Q    [     ]  Form 10-D  [     ] Form N-SAR
                      [     ]  Form N-CSR

For Period Ended:  October 31, 2013

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form will be construed to imply that the commission has verified any information contained in this statement.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

SOLTERA MINING CORP.
Full Name of Registrant

Former Name if Applicable

20801 Biscayne Boulevard, 4th Floor
Address of Principal Executive Office (Street and Number)

Aventura, Florida, 33180
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-(b), the following should be completed. (Check box, if appropriate)

[  ]     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be file within the prescribed period.

The Registrant requests an extension until February 13, 2014, for the filing of its Annual Report on Form 10-K for the 12 month period ended October 31, 2013.  The Registrant needs additional time to complete the preparation of the Form 10-K, in particular, the Registrant’s financial statements and the disclosure on the Registrant’s management’s discussion and analysis.  The Registrant plans to file the Form 10-K as soon as reasonably practicable.

Part IV - Other Information

(1)  Name and telephone number of person to contract in regard to this notification.

Fabio Montanari	(303)	800-5752
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[  ] Yes [X] No

Form 10-Q for each of July 31, 2013, April 30, 2013, and January 31, 2013

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  [  ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SOLTERA MINING CORP.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 30, 2014	By: /s/ Fabio Montanari
Fabio Montanari - CEO

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